FOR IMMEDIATE RELEASE         For Further Information Contact:
     December 1, 1993              Stanley D. Green
                                   Executive Vice President - Finance
                                     and Corporate Development
                                   (501) 521-1141


                 ARKANSAS COMMISSION ISSUES ORDER IN GAS COST CASE,
                            SCHEDULES ADDITIONAL HEARINGS


          FAYETTEVILLE, ARKANSAS--Southwestern Energy Company (NYSE:SWN) today announced that the Arkansas Public Service Commission (APSC or the Commission) issued an order in a three-year old gas cost case involving purchases by Arkansas Western Gas Company (AWG), the Company's utility subsidiary, under a contract with one of Southwestern's gas producing subsidiaries. The order was the result of a hearing conducted by the Commission in January, 1993.
          The order found AWG's purchases under the contract in question to be in violation of Arkansas' so-called "least cost purchasing" statute. The order found that the price paid by AWG to its affiliate was too high, determined that purchases under the contract should be indexed to an "appropriate market price", but stated that "additional evidence is necessary in order to determine the most equitable pricing methodology" and that "the parties should provide testimony on any premium that should be attached to the published price to reflect AWG's gas requirements." The Commission scheduled a hearing on these matters for January 18, 1994.
          "The Commission's order is, at best, contradictory and confusing, and we strongly disagree with the Commission's determination that the evidence establishes that AWG is paying too high a price," said Charles E. Scharlau, Chairman and Chief Executive Officer of Southwestern. "After three years of examining these issues, we are surprised that the Commission was able to determine that the price charged under the subject contract was too high, yet was not able to determine what the price should be.
     After reviewing the Commission's order, we believe that it is unsupported by the extensive record which has been developed in this proceeding. While we will comply with the Commission's order to file additional testimony, we will at the same time aggressively pursue every legal avenue available to us for an appeal."
          Southwestern strongly disagreed with the Commission's conclusions as to the record evidence. "AWG's gas supply arrangements are unique and not comparable to those of most other local distribution companies," said Scharlau. "AWG and its gas production affiliate both presented a substantial amount of evidence, including the testimony of industry expert witnesses, which clearly showed the benefits provided by the contract in question and showed that the costs of alternative supplies would be

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     more expensive.  The Commission apparently chose to ignore this evidence, just as it chose to ignore the testimony of the Commission Staff's consultant which earlier found AWG's gas costs to be reasonable and justified. The Commission also ignored the fact that AWG has contracts with unaffiliated suppliers which provide similar services and require the payment of prices which are equal to or higher than the price paid under the contract in question.
          In its order, the Commission focused largely on the relationship between AWG and its affiliated supplier, SEECO, Inc. (SEECO). The purchases questioned by the Commission take place under a long-term contract, designated as "Contract 59", which was approved by the Commission in connection with a corporate reorganization in 1979. The Commission said that it "is not of the opinion that affiliate transactions are inherently improper," but that "based on the evidence in this Docket, the Commission finds that the affiliate relationship between Seeco and AWG is fraught with conflicts of interest that are the root of the issues in this Docket." In describing its remedy, the Commission went on to say:
     "In light of AWG's inability to negotiate in an arms-length manner, or an approximation thereof with Seeco, the Commission finds that the price of gas sold pursuant to Contract 59 should be determined by the market."
          In addressing the evidence in the record, the Commission said that "the evidence presented by the AG and Staff is persuasive that the benefits of Contract 59 do not justify the excessive price... AWG did not provide any studies or other quantitative evidence to show that any non-price benefits of Contract 59 justify the higher contract price. The Company also did not provide evidence to refute the AG's (Attorney General) and Staff's conclusion that the flexible take provisions of Contract 59 are not unique and the Contract 59 premium is in excess of average industry premiums."
          While in disagreement with the price under Contract 59, the Commission said in its order that it "does not believe that its findings necessitate the abrogation of Contract 59...It is the Commission's intent that AWG continue to rely on Contract 59 for a portion of its gas supply."
          "While the Commission does not want the contract abrogated, it once again failed to explain how it could overcome a contract provision which it specifically approved," said Scharlau. Scharlau explained that Contract 59 includes a "regulatory out" provision which allows SEECO to terminate the contract in the event any portion of the contract price is disallowed by a regulatory authority. The gas would then be available for sale by SEECO to other markets, explained Scharlau. "Contrary to the claims of Attorney General Winston Bryant, such a development would be detrimental to northwest Arkansas ratepayers, because it would subject those customers to higher costs than they pay today," said Scharlau. "AWG has consistently delivered gas to its customers at costs which are among the lower third in the country. Contract 59 has been a key part of AWG's ability to provide low-cost service."
          In addressing the possibility of refunds, the Commission said it "will not rule on the retroactive pricing issues addressed by the parties as refunds are not an issue in this Docket. As stated

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     in Order No. 1 of this Docket, AWG's gas purchasing practices, affiliate transactions, gas costs and gas cost allocation issues with regard to both the AWG and ANG divisions are being addressed on a prospective basis only."
          AWG also purchases gas from SEECO under a more recent contract for its Associated Natural Gas Company division. That division serves northeast Arkansas and southeast Missouri. In its order, the Commission ruled that purchases under that contract are currently in compliance with Arkansas' least cost purchasing statute.
          The gas cost issues addressed in the order were first raised by the Commission in December, 1990, in connection with the APSC's approval of an AWG rate increase. During the rate case, the Commission Staff hired its own consultant to review AWG's gas costs, including the purchases from its affiliate. That consultant recommended that no adjustment be made to AWG's gas costs and recognized the value to AWG of the long-term commitment and services provided by the contract with its affiliate. In spite of the testimony filed by its Staff in connection with the rate case, the Commission expressed concern about AWG's purchases from its affiliate and proposed a number of changes to the regulatory mechanisms by which AWG recovers its gas costs. The effect of those changes would have been to lower the price paid by AWG under the contract with its affiliate. The parties to the proceeding, including the APSC Staff and the Office of the Attorney General of the State of Arkansas, attempted to reach a mutually agreeable resolution of the issues raised by the Commission, but were unable to do so. The Commission subsequently established a procedural schedule for the filing of testimony. That procedural schedule culminated in the January, 1993, hearing.




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